                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August, 2002

                                AT&T CANADA INC.
                 (Translation of registrant's name into English)

                                   SUITE 1600
                           200 WELLINGTON STREET WEST
                                TORONTO, ONTARIO
                                 CANADA M5V 3G2
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

              Form 20-F    |_|                   Form 40-F    |X|


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes   |_|                           No   |X|


     If  "Yes"  is  marked,   indicate  below  the  file  number  assigned  to
the  registrant  in  connection  with   Rule 12g3-2(b): 82-_______________

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     AT&T CANADA INC.
                                                     (Registrant)


Date: August 14, 2002          By: /s/ SCOTT EWART
                                  ---------------------------------------------
                               Name:     Scott Ewart
                               Title:    Senior Vice President, General Counsel,
                                         Secretary & Chief Privacy Officer

                                                               [GRAPHIC OMITTED]

                AT&T CANADA REPORTS SECOND QUARTER 2002 FINANCIAL
                              AND OPERATING RESULTS

     EBITDA GROWS TO $50.5 MILLION, UP FROM $25.5 MILLION IN THE SAME PERIOD
                                   LAST YEAR

  REVENUE IMPROVES TO $384.9 MILLION, DRIVEN BY 9% GROWTH IN DATA & 15% GROWTH
                                    IN LOCAL

       COMPANY REDUCES CARRYING VALUE OF CERTAIN ASSETS BY $2.7 BILLION - INCLUDES $1.5 BILLION IN TRANSITIONAL GOODWILL IMPAIRMENT CHARGED TO OPENING
                  DEFICIT, AND $1.2 BILLION CHARGED TO INCOME

    COMPANY TO MAKE AUGUST 15, 2002 INTEREST PAYMENT ON US$250 MILLION 12.0%
                                  SENIOR NOTES

   COMPANY NOTES UNCERTAINTY ABOUT WHETHER THE AT&T, BRASCAN, CIBC ARRANGEMENT CONSTITUTES A CHANGE OF CONTROL FOR CERTAIN DEBT OBLIGATIONS - COMPANY DOES NOT
      INTEND TO MAKE A CHANGE OF CONTROL OFFER TO HOLDERS OF METRONET DEBT

                         BONDHOLDER DISCUSSIONS CONTINUE

-------------------------------------------------------------------------------
AT&T Canada will hold a teleconference call at 5:00 p.m. eastern today to discuss its second quarter 2002 results. Those wishing to participate should call 1.416.640.1907 ten minutes prior to the start time. A webcast of the call is also available from the Company's website, www.attcanada.com. Rebroadcasts of the teleconference will be available after the teleconference concludes on the Company's website, or by calling 1.416.640.1917, pass code 203127#.
-------------------------------------------------------------------------------

TORONTO, August 13, 2002 - AT&T Canada Inc. (TSX: TEL.B and NASDAQ: ATTC), Canada's largest competitor to the incumbent telecom companies, today reported financial and operating results for the second quarter 2002.

Q2 FINANCIAL AND OPERATING RESULTS
o Revenues for the three months ended June 30, 2002, were $384.9 million, up $9.7 million, or 2.6% from second quarter 2001. Revenues from Local, Data, Internet, E-Business Solutions and Other services, represent 62% of the total revenue base versus 57% in second quarter 2001. Long Distance revenues represent 38% of the revenue base down from 43% in the same period last year.

o Total revenue from Data and Internet increased by 9% from the same quarter in 2001. This increase was primarily the result of growth in E-Business Solutions. Local revenues increased by 15% from the second quarter in 2001, attributable to a year over year increase in linecount of 86,003, or 18%. Local access lines in service at June 30, 2002 were 556,128, with 52% of this total representing lines that are either on-net or on-switch. Revenue from long distance services decreased by 8% from the same period last year, the result of a 6% reduction in average price per minute and a 2% decrease in minute volume.

o The Company's earnings before interest, taxes, depreciation, and amortization, provision for restructuring, and write-down of long-lived assets for the second quarter totaled $50.5 million, representing an increase of $24.9 million or 98% from second quarter 2001. This improvement in EBITDA was primarily the result of lower SG&A costs, and a small reduction in service costs related to the Price Cap decision.


"I AM PLEASED WITH THE COMPANY'S OPERATING PERFORMANCE IN THE QUARTER," SAID JOHN MCLENNAN, VICE CHAIRMAN AND CEO OF AT&T CANADA. "NOT ONLY HAVE WE SIGNIFICANTLY IMPROVED OUR FINANCIAL PERFORMANCE, WE CONTINUE TO EXPAND OUR RELATIONSHIPS, AND WIN NEW CONTRACTS WITH CANADA'S LEADING COMPANIES. THESE ACCOMPLISHMENTS WERE THE RESULT OF MAINTAINING FOCUS ON OUR CUSTOMERS, ON GROWING REVENUES, AND ON SIGNIFICANTLY IMPROVING OUR OPERATIONAL EFFICIENCIES. THIS IS A CONSIDERABLE ACHIEVEMENT IN LIGHT OF THE CHALLENGES FACING THE NORTH AMERICAN TELECOMMUNICATIONS INDUSTRY, AND THE MANY CORPORATE ISSUES THAT AT&T CANADA IS CURRENTLY ADDRESSING. I WOULD LIKE TO RECOGNIZE OUR EMPLOYEES FOR THEIR COMMITMENT AND FOCUS ON THE ACHIEVEMENT OF OUR COLLECTIVE GOALS. AND I WOULD ALSO LIKE TO EXTEND OUR GREAT APPRECIATION TO OUR CUSTOMERS FOR THEIR SUPPORT AND CONFIDENCE, AS WE CONTINUE TO BUILD UPON OUR COMMITMENT TO BRING REAL CHOICE AND INNOVATION TO CANADIAN BUSINESSES."

"I AM ALSO VERY PLEASED WITH THE PROGRESS WE ARE MAKING TOWARDS A CONSENSUAL RESTRUCTURING OF OUR PUBLIC DEBT," MR. MCLENNAN ADDED. "OUR DISCUSSIONS WITH BONDHOLDERS AND BANKERS TO DATE HAVE BEEN VERY CONSTRUCTIVE. LIKEWISE WE CONTINUE TO MOVE TOWARDS THE COMPLETION OF THE BACK-END TRANSACTION UNDER THE TERMS OF THE DEPOSIT RECEIPT AGREEMENT."



PROPERTY PLANT & EQUIPMENT
o In the second quarter, the Company performed an assessment for impairment of the carrying values of its property, plant and equipment that resulted in a charge of $1,095.0 million to income. This assessment was performed due to the recent regulatory decisions affecting the Company's business plan, deterioration of the telecommunications environment, and the substantial decline in market value of companies in the telecom services sector. A provision for impairment was recorded measured as the difference between the net recoverable amount, based on projected future undiscounted cash flows of the Company, and the carrying value of these assets.

GOODWILL
o As reported last quarter, effective January 1, 2002 the Company adopted new accounting standards for Business Combinations and Goodwill and Other Intangible Assets. As a result, the Company no longer amortizes goodwill and indefinite life intangible assets to earnings. Instead, these assets must be reviewed periodically for impairment using a fair value approach. During the second quarter the Company completed its assessment of the quantitative impact of the required transitional impairment test on its financial statements. Accordingly an impairment totaling $1,530.8 million was charged to opening deficit as of January 1, 2002, with a corresponding reduction in goodwill. During the quarter, the Company performed an assessment for impairment of the carrying value of its remaining goodwill and it has determined that the remaining un-amortized balance of $108.2 million became fully impaired in the quarter under the fair value approach.

LONG-TERM INVESTMENTS & OTHER ASSETS
o Also during the quarter, the Company determined there was an other than temporary decline in the value of its long-term investments and other assets, and recorded a write-down of $8.8 million and $3.1 million respectively.

NET LOSS
o The Company's Net Loss for the quarter totaled $1,353.4 million, compared to a Net Loss of $174.7 million in the second quarter 2001. This increase in Net Loss was primarily the result of a $1,273.7 million charge related to the impairment of carrying values of the Company's property, plant and equipment ($1,095.0 million), its remaining goodwill ($108.2 million), and a restructuring charge associated with workforce reductions and facilities consolidation costs ($70.5 million). The Company also wrote-down the carrying value of its long-term investments, and other assets in the amount of $11.9 million. These increases to Net Loss were partially offset by a foreign currency translation gain of $79.6 million, lower amortization expense of $24.8 million, associated with the Company's application of a new accounting standard to no longer amortize goodwill, and improved EBITDA of $24.9 million.



OTHER DEVELOPMENTS

OPERATING COST INITIATIVES
o On July 29th the Company announced further operating changes under its revised operating plan that reflect the impact of the recent CRTC regulatory ruling. These actions are an extension of the initiatives announced by AT&T Canada on May 2nd and are expected to produce annual operating cost savings of approximately $10 million through a further workforce reduction of approximately 270 positions. These savings are in addition to the $80 million of annual cost savings to be achieved through a series of initiatives, including the reduction of 1,017 positions, announced on May 2. In conjunction with these plans, the company will reduce its 2002 capital spending from $220 million to a target of no more than $170 million. At the end of the second quarter the Company had completed approximately two thirds of the 1,017 workforce reductions. The remainder of these reductions are expected to be complete by the end of the third quarter. The company has recorded a provision for the cost of these initiatives in the second quarter in the amount of $70.5 million. This charge is comprised of $39.7 million for employee severance costs, and $30.8 million for office space consolidation costs. The company will record a provision for the cost of the initiatives announced on July 29 in the third quarter. The additional 270 workforce reductions are expected to be complete by the end of the year.

REGULATORY

o As previously stated, the Company believes the regulator has significantly overstated the benefits of the recent price cap decision on AT&T Canada's business. Using the most positive assumptions on the overall impact of the decision on its business, the Company calculates savings in 2002 of $15 to $20 million. This translates to an 8%-10% annual reduction in the cost of all the facilities and services that AT&T Canada must buy from the telcos, as compared to the 15%-20% reduction cited by the CRTC. The Company is encouraged that the CRTC has recognized that the eligibility criteria for wholesale rates for Digital Network Access established in the Price Cap decision will be reviewed and potentially expanded, however, the Company still believes the regulator fails to appreciate the true state of imbalance in the telecommunications industry in Canada and the necessity for competitors to have competitively neutral access to the existing network. As a result, AT&T Canada continues to seriously consider an appeal of the CRTC decision that would focus on the way the regulator addressed the goals and objectives of the telecommunications policy of the Government of Canada.

LIQUIDITY
o At June 30th the Company had in excess of $425 million in cash on hand, including $85.5 million raised in the quarter through the monetization of cross currency interest rate swaps. During the first half of 2002 the Company has received cash of $24 million from the exercise of employee stock options. Between the end of the second quarter and the closing of the back-end transaction under the Deposit Receipt Agreement expected on October 8, proceeds from employees exercising in the money stock options are expected to generate cash in excess of $240 million, significantly improving the near term liquidity position of the Company.

o During the last week of July, AT&T Canada delivered its revised operating plan to its banking syndicate. This plan will form the basis of discussions with the banks about the Company's bank credit arrangements as the Company moves forward. AT&T Canada reiterates that the actions it has taken over the past three months to improve the Company's operating efficiency, and to focus on higher margin products and services, will have a positive impact on the Company's expected 2002 EBITDA. AT&T Canada is currently in compliance with all of its financial covenants. The Company expects to complete the renegotiation of its bank and public debt arrangements by year-end. The Company's revised operating plan projects that the Company will not comply with the EBITDA covenant in its Senior Credit Facility in the fourth quarter of 2002. In that event, if the Company is unable to re-negotiate acceptable covenants, it may be required to repay all amounts drawn under the Senior Credit Facility.

AT&T/BRASCAN/CIBC ARRANGEMENT
o On July 18th AT&T Corp. announced that it had arranged for Tricap Investments Corporation, a wholly owned subsidiary of Brascan Financial Corporation to purchase a 63% equity and a 50% voting interest in AT&T Canada upon closing. Also upon closing, AT&T Corp. announced that CIBC Capital Partners will acquire a 6% equity interest and a 27% voting interest in the shares of AT&T Canada. AT&T Corp. also announced that it will continue to hold an approximate 31% equity and 23% voting interest in AT&T Canada, and that AT&T has a call right on CIBC's voting shares. AT&T announced that it has agreed to pay the purchase price for the AT&T Canada shares, on behalf of Tricap and CIBC Capital Partners.

o The Company believes that the AT&T, Brascan, CIBC Arrangement does not constitute a change of control under its Senior Credit Facility or the AT&T Canada Debt. However, the Company believes that the AT&T, Brascan, CIBC Arrangement could constitute a change of control as defined in the MetroNet Debt, but that this is not clear. In light of this uncertainty and its current financial circumstances, the Company does not intend to make a change of control offer to the holders of the MetroNet Debt, but will continue its discussions with representatives of its public debt holders, as well as the Company's bank lenders, with a view to reaching agreement on a consensual restructuring of all of the Company's public and bank debt. In the event that holders of MetroNet Debt, or lenders under the Senior Credit Facility, were to successfully assert that there was such a change of control, the Company's

     MetroNet Debt and the Senior Credit Facility would be in default and could be accelerated and declared to be immediately due and payable; in that event the AT&T Canada Debt could be accelerated and declared to be immediately due and payable. If there were found to be a change of control, in its present circumstances, the Company would not have the resources to repay the MetroNet Debt or the AT&T Canada Debt.

BONDHOLDER DISCUSSIONS
o As reported during the quarter, the Company's Board of Directors has formally recognized an ad hoc committee representing holders of over 60% of AT&T Canada's outstanding public debt. The Company is currently meeting with representatives of the ad hoc committee with the goal of achieving a consensual restructuring of the Company's public debt. Also, those bondholders who initiated an oppression action against AT&T Canada have agreed to suspend that litigation, pending progress in these discussions.


AUGUST 15 INTEREST PAYMENT
o The Company announced today that it will make its scheduled interest payment due August 15, 2002 on its US$250 million 12.0% Senior Notes, in the amount of approximately US$15 million.

FOREIGN CURRENCY TRANSLATION GAIN
o As the Company discussed last quarter, effective January 1, 2002 AT&T Canada adopted new accounting standards that require foreign currency translation gains and losses be included in current earnings. In the second quarter the Company recorded a foreign currency translation gain of $79.6 million. This gain is the result of an appreciation in the Canadian dollar relative to the U.S. dollar during the quarter, and relates to the Company's un-hedged U.S. dollar denominated debt obligations.


MCLENNAN CONCLUDED BY SAYING THAT, "CONSIDERING THE MANY CHALLENGES FACING THE TELECOMMUNICATIONS INDUSTRY, AND THE MANY CORPORATE INITIATIVES WE ARE UNDERTAKING TO POSITION AT&T CANADA FOR LONG-TERM SUCCESS, THE COMPANY MADE SIGNIFICANT PROGRESS ON ITS STRATEGIC PRIORITIES DURING THE SECOND QUARTER. LOOKING AHEAD WE WILL CONTINUE TO FOCUS ON OUR STRENGTH AS THE NATIONAL TELECOMMUNICATIONS PARTNER OF CHOICE TO CANADA'S LEADING BUSINESSES. WE WILL COMPETE WITH THE INCUMBENTS IN THE AREAS OF OUR TRADITIONAL STRENGTH IN LONG DISTANCE, DATA AND INTERNET, AND CONTINUE TO LEVERAGE OUR POWERFUL AND COORDINATED RELATIONSHIP WITH AT&T CORP. TO FURTHER ENHANCE OUR COMPETITIVE POSITION. AND WE WILL CONTINUE OUR EFFORTS TO POSITION AT&T CANADA FOR LONG-TERM SUCCESS."




NOTE TO INVESTORS
A number of the matters discussed herein are not historical or current facts, but rather deal with potential future circumstances and developments. The discussion of such matters is qualified by the inherent risks and uncertainties surrounding future expectations generally. Such discussion may materially differ from AT&T Canada's actual future experience involving any one or more of such matters. The operations and results of AT&T Canada's telecommunications business may be subject to the effect of other risks and uncertainties. Factors which could cause results or events to differ materially from current expectations include but are not limited to, the impact of the transactions contemplated by the Deposit Receipt Agreement upon AT&T Canada; the impact of the

CRTC's decision concerning the review of the price caps regime for local services in May 2002; existing government regulations and changes in, or the failure to comply with, government regulations; the significant indebtedness of the Company; the Company's level of liquidity; the level of expenditures necessary to expand operations, increase the number of customers, provide new services, build and update networks and maintain or improve quality of service; the availability, terms and cost of capital required to fund capital and other expenditures; the duration and extent of the current economic downturn; the possibility of further deterioration in the state of capital markets and the telecommunications industry; current negative trends in global market and economic conditions which impact the demand for, and costs of, products and services; the financial condition and credit risk of customers and uncertainties regarding collectibility of receivables; the rate of decline of prices for data and voice services; uncertainty as to whether AT&T Canada's strategies will yield the expected benefits, synergies and growth prospects; the ability to dispose of or monetize assets; the ability to increase revenues from business segments other than voice services (such as data and Internet services); the Company's ability to access markets, design effective fibre optic routes, install cable and facilities, including switching electronics, interconnect to the Incumbent Local Exchange Carriers' networks, satisfy the obligations imposed on Competitive Local Exchange Carriers by the CRTC and obtain rights-of-way, building access rights and any required governmental authorizations, franchises and permits, all in a timely manner, at reasonable costs and on satisfactory terms and conditions; the intensity of competitive activity, and its resulting impact on the ability to retain existing, and attract new customers, and the consequent impact on pricing strategies, revenues and network capacity; the ability to deploy new technologies and offer new products and services rapidly and achieve market acceptance thereof; the impact of adverse changes in laws or regulations or of adverse regulatory initiatives or proceedings and the ability to attract and retain qualified personnel.

This news release includes statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of factors, many of which are beyond the Company's control, and that future events and results may vary substantially from what the Company currently foresees. Discussion of the various factors that may affect future results is contained in the Company's recent filings with the Securities and Exchange Commission, the Ontario Securities Commission, and SEDAR.



ABOUT THE COMPANY: AT&T Canada is the country's largest competitor to the incumbent telecom companies. With over 18,700 route kilometers of local and long haul broadband fiber optic network, world class managed service offerings in data, Internet, voice and IT Services, AT&T Canada provides a full range of integrated communications products and services to help Canadian businesses communicate locally, nationally and globally. AT&T Canada Inc. is a public company with its stock traded on the Toronto Stock Exchange under the symbol TEL.B and on the NASDAQ National Market System under the symbol ATTC. Visit AT&T Canada's web site, www.attcanada.com for more information about the company.



FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

MEDIA:                                       INVESTORS AND ANALYSTS:
Ian Dale                                     Brock Robertson
(416) 345-2227                               (416) 345-3125
ian.dale@attcanada.com                       brock.robertson@attcanada.com

May Chiarot                                  Dan Coombes
(416) 345-2342                               (416) 345-2326
may.chiarot@attcanada.com                    dan.coombes@attcanada.com

                                AT&T CANADA INC.
                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
               (in thousands of dollars, except per share amounts)



                                                                            THREE MONTHS ENDED            SIX MONTHS ENDED
                                                                                  JUNE 30                      JUNE 30
                                                                            2002          2001           2002           2001
                                                                       ------------   ------------   ------------   ------------
                                                                        (unaudited)    (unaudited)    (unaudited)    (unaudited)
Revenue                                                                 $   384,857    $   375,167    $   768,688    $   763,031

Expenses:
          Service costs                                                     251,056        245,462        506,225        492,653
          Selling, general and administrative                                83,318        104,157        173,955        213,271
                                                                       ------------   ------------   ------------   ------------

Earnings before interest, taxes, depreciation and
amortization, provision for restructuring and writedown of
long-lived assets                                                            50,483         25,548         88,508         57,107

Provision for restructuring and writedown of long-lived assets           (1,273,754)          --       (1,273,754)          --
                                                                       ------------   ------------   ------------   ------------

Earnings (loss)  before interest, taxes, depreciation and                (1,223,271)        25,548     (1,185,246)        57,107
amortization

Depreciation and amortization                                                91,074        112,701        182,100        221,049
                                                                       ------------   ------------   ------------   ------------

Loss from operations                                                     (1,314,345)       (87,153)    (1,367,346)      (163,942)

Other income (expense):
          Interest income                                                     2,192          7,096          4,463          8,605
          Interest expense                                                 (105,952)      (103,066)      (212,090)      (191,362)
          Foreign exchange gain (loss)                                       79,552         15,140         80,844         19,401
          Write-down of long-term investments and other assets              (11,855)          --          (11,855)
          Other income (expense)                                             (1,490)        (4,567)        (1,846)       (10,897)
                                                                       ------------   ------------   ------------   ------------
Loss before provision for income taxes                                   (1,351,898)      (172,550)    (1,507,830)      (338,195)

Provision for income taxes                                                   (1,533)        (2,179)        (3,219)        (4,009)
                                                                       ------------   ------------   ------------   ------------
Loss for the period                                                      (1,353,431)      (174,729)    (1,511,049)      (342,204)

Deficit, beginning of period, as previously reported                                                   (1,513,805)      (780,704)

Adjustment related to change in accounting policy for foreign
exchange (2)                                                                                              (12,274)          --
                                                                                                     ------------   ------------
Deficit, beginning of period, as restated                                                              (1,526,079)      (780,704)

Adjustment related to change in accounting policy for
goodwill (3)                                                                                           (1,530,767)          --
                                                                                                     ------------   ------------



Deficit, end of period                                                                                $(4,567,895)   $(1,122,908)
                                                                                                     ------------   ------------
                                                                                                     ------------   ------------

Basic & diluted loss per common share                                   $    (13.45)   $     (1.78)   $    (15.06)   $     (3.51)
                                                                       ------------   ------------   ------------   ------------
                                                                       ------------   ------------   ------------   ------------

Weighted average number of common shares outstanding
(in thousands)                                                              100,594         98,144        100,348         97,464
                                                                       ------------   ------------   ------------   ------------
                                                                       ------------   ------------   ------------   ------------

Diluted Loss per common share                                           $     (9.30)   $     (1.21)   $    (10.40)   $     (2.38)
                                                                       ------------   ------------   ------------   ------------
                                                                       ------------   ------------   ------------   ------------

Diluted weighted average shares outstanding (in thousands)                  145,468        143,912        145,278        143,558
                                                                       ------------   ------------   ------------   ------------
                                                                       ------------   ------------   ------------   ------------


(1) EBITDA is earnings before interest, taxes, depreciation and amortization, and is commonly used as a measure to assist in understanding operating results.

(2) Effective January 1, 2002, the Company adopted the CICA Handbook Section 1650, which eliminates the deferral and amortization of foreign exchange gains and losses on long term monetary items, with retroactive restatement. Accordingly, the Company's loss for the year ended December 31, 2001 has been increased by $12.3 million, and the loss for the three months ended March 31, June 30, September 30 and December 31 have been increased by nil, ($17.3 million), $23.5 million and $6.1 million, respectively. (3) Effective January 1, 2002, the Company adopted the CICA Handbook Section 3062, which eliminates the amortization of goodwill and indefinite-life intangible assets. Any transitional impairment loss is recognized as a charge to opening retained earnings to January 1, 2002. Accordingly, the Company's opening deficit at January 1, 2002 has been increased by $1,530.8 million.

                                AT&T CANADA INC.
                           CONSOLIDATED BALANCE SHEETS
                            (in thousands of dollars)


                                                          JUNE 30        JUNE 30      DECEMBER 31
                                                           2002            2001          2001
                                                        -----------    -----------    -----------
                                                        (unaudited)    (unaudited)     (audited)
                                                                       restated (1)   restated (1)
ASSETS

Current assets:
         Cash and short term deposits                   $   425,651    $   552,151    $   537,294
         Accounts receivable                                198,109        208,385         70,640
         Other current assets                                23,408         20,268         14,154
                                                        -----------    -----------    -----------
                                                            647,168        780,804        622,088

Property, plant and equipment                               979,655      2,193,944      2,180,773
Goodwill                                                       --        1,697,650      1,639,065
Other assets                                                 61,872        107,383        132,238
Deferred pension asset                                       46,373         10,787         45,174
Deferred foreign exchange                                      --             --          114,842
                                                        -----------    -----------    -----------
                                                        $ 1,735,068    $ 4,790,568    $ 4,734,180
                                                        -----------    -----------    -----------
                                                        -----------    -----------    -----------

LIABILITIES AND SHAREHOLDERS' EQUITY/ (DEFICIT)

Current liabilities:
         Accounts payable                               $    67,532    $    71,582    $    63,291
         Accrued interest payable                            61,736         65,721         70,004
         Accrued liabilities                                299,215        250,544        267,229
         Income taxes payable                                 5,988          4,297          5,584
         Current portion of capital lease obligations         2,388          1,761          1,930
                                                        -----------    -----------    -----------
                                                            436,859        393,905        408,038

Long term debt                                            4,570,604      4,336,566      4,672,738
Other long term liabilities                                  65,216         26,844         45,110
Deferred foreign exchange                                    71,478         43,310           --

Shareholders' equity/ (deficit)
         Common shares                                    1,158,097      1,112,042      1,133,664
         Warrants                                               709            809            709
         Deficit                                         (4,567,895)    (1,122,908)    (1,526,079)
                                                        -----------    -----------    -----------
                                                         (3,409,089)       (10,057)      (391,706)
                                                        -----------    -----------    -----------
                                                        $ 1,735,068    $ 4,790,568    $ 4,734,180
                                                        -----------    -----------    -----------
                                                        -----------    -----------    -----------


(1) Effective January 1, 2002, the Company adopted the CICA Handbook Section 1650, which eliminates the deferral and amortization of foreign exchange gains and losses on long term monetary items, with retroactive restatement. Accordingly, the Company's loss for the year ended December 31, 2001 has been increased by $12.3 million, and the loss for the three months ended March 31, June 30, September 30 and December 31 have been increased by nil, ($17.3 million), $23.5 million and $6.1 million, respectively.

                                AT&T CANADA INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (in thousands of dollars)
                                   (unaudited)




                                                                       THREE MONTHS ENDED            SIX MONTHS ENDED
                                                                             JUNE 30,                    JUNE 30,
                                                                      2002           2001          2002            2001
                                                                  -----------    -----------    -----------    -----------
                                                                   (unaudited)    (unaudited)   (unaudited)    (unaudited)
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES:
      Loss for the period                                         $(1,353,431)   $  (174,729)   $(1,511,049)   $  (342,204)

      Adjustments required to reconcile loss to cash flows from
      operating activities:
          Depreciation and amortization                                91,074        112,701        182,100        221,049
          Write-down of long-lived assets                           1,203,228           --        1,203,228           --
          Write-down of long-term investments                          11,855           --           11,855           --
          Non-cash portion of provision for restructuring              63,486           --           63,486           --
          Accretion of senior discount note interest                   39,411         35,345         79,318         69,931
          Amortization of debt issuance costs                           2,549          3,992          5,090          7,982
          Amortization of deferred gain on termination of cross
          currency swaps and forward contracts                         (2,903)          (816)        (4,574)          (816)
          Loss on sale of investments                                   1,502          9,375          1,502          9,375
          Unrealized foreign exchange gain                            (80,551)       (17,304)       (80,054)       (17,304)
          Other                                                          (507)        (2,421)        (1,188)        (1,440)
                                                                  -----------    -----------    -----------    -----------
                                                                      (24,287)       (33,857)       (50,286)       (53,427)

          Change in non-cash working capital                           30,721         23,932       (125,672)         2,465
                                                                  -----------    -----------    -----------    -----------

      Net cash generated by (used in) operating activities              6,434         (9,925)      (175,958)       (50,962)
INVESTING ACTIVITIES:
      Acquisitions, net of cash (bank indebtedness) acquired             --          (20,502)          --          (20,502)
      Dispositions of investment (net of disposition costs)             2,200          3,401          2,200          3,401
      Additions to property, plant and equipment                      (19,265)       (90,587)       (74,072)      (214,983)
      Additions to other assets                                          (116)        (3,305)           (62)        (8,053)
                                                                  -----------    -----------    -----------    -----------
      Net cash used in investing activities                           (17,181)      (110,993)       (71,934)      (240,137)

FINANCING ACTIVITIES:
      Issue of share capital, net of issue costs                       11,559         12,688         23,815         27,928
      Termination of cross currency swaps and forward contracts        85,504        123,965         85,504        123,965
      Issues (repayment) of long term debt                               --             --             --          877,230
      Draw from (repayment of) of credit facility                        --         (250,000)        30,000       (250,000)
      Debt issue and credit facility costs                             (1,185)           (62)        (1,257)           (62)
      Increase (decrease) in other long term liabilities                 (187)          (330)          (320)          (330)
      Repayment of capital lease                                         --             (828)          --             (508)
                                                                  -----------    -----------    -----------    -----------
      Net cash generated by (used in) financing activities             95,691       (114,567)       137,742        778,223
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                (1,077)        (5,392)        (1,493)        (3,560)
                                                                  -----------    -----------    -----------    -----------
                                                                  -----------    -----------    -----------    -----------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                       83,867       (240,877)      (111,643)       483,564
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                        341,784        793,028        537,294         68,587
                                                                  -----------    -----------    -----------    -----------
CASH AND CASH EQUIVALENTS, END OF PERIOD                          $   425,651    $   552,151    $   425,651    $   552,151
                                                                  -----------    -----------    -----------    -----------
                                                                  -----------    -----------    -----------    -----------

Supplemental Information:

Income taxes paid                                                 $     2,255    $     1,827    $     4,290    $     3,572
Interest paid                                                     $    25,509    $    18,334    $   131,818    $    91,302
Class B non-voting shares issued in acquisitions                  $      --      $    44,666    $      --      $    44,666

                                AT&T CANADA INC.
                    SELECTED STATISTICAL AND OPERATIONAL DATA



                                       JUNE 30      JUNE 30     MARCH 31
                                         2002         2001        2002
                                     ----------   ----------   ----------
REVENUE (IN THOUSANDS)
---------------------
Data                                 $  119,459   $  115,553   $  115,568
Local                                    59,708       52,168       59,669
Internet & E- Business Solutions         50,210       40,094       48,980
Other                                     8,508        6,911        5,313
                                     ----------   ----------   ----------
                                     $  237,885   $  214,726   $  229,530
Long Distance                           146,972      160,441      154,300
                                     ----------   ----------   ----------
TOTAL                                $  384,857   $  375,167   $  383,830

Buildings accessed                        3,317        3,304        3,316
Intracity fiber route kilometers          4,769        4,674        4,745
Intracity fiber strand kilometers       316,243      287,176      308,671
Intercity fiber route kilometers         14,001       14,001       14,001
Intercity fiber strand kilometers       200,090      200,090      200,090
CLEC networks operational                    29           29           29
CLEC networks under development               2         --              2
Local voice switches operational             14           14           14
Access lines in service                 556,128      470,125      552,800
Access line orders in backlog             7,156       15,675        7,289
Central office collocations                 100           83           96
Circuits in service (VGEs)            1,882,443    1,768,173    1,863,232
High-speed data ports                    25,072       25,198       25,607
Frame relay switches                        108          106          108
ATM switches                                695          682          695
Full-time employees                       4,414        5,671        5,027
Long distance minutes of use (Qtr)    2,109,916    2,161,449    2,217,985